UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Berli Jucker Public Company Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Thailand

(Jurisdiction of Subject Company’s Incorporation or Organization)

Berli Jucker Public Company Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares with a par value of 1 Thai Baht each

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Aswin Techajareonvikul

Berli Jucker House

99 Soi Rubia, Sukhumvit 42 Road

Phrakanong, Klongtoey, Bangkok 10110

Thailand

66 0-2367-1111

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

21 July 2016 (date of publication of offering announcement)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1     English translation of notification of rights to subscribe for newly issued ordinary shares of Berli Jucker Public Company Limited, dated 21 July 2016.

Item 2. Informational Legends

Berli Jucker Public Company Limited has included the legend required by Rule 801(b) in the English translation of the notification of rights to subscribe for newly issued ordinary shares of Berli Jucker Public Company Limited, dated 21 July 2016.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  Not applicable.

(2)  Not applicable.

(3)  Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the “SEC”), Berli Jucker

Public Company Limited is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Berli Jucker Public Company Limited

By:	/s/ Aswin Techajareonvikul
Name:	Aswin Techajareonvikul
Title:	Director

By:	/s/ Thirasakdi Nathikanchanalab
Name:	Thirasakdi Nathikanchanalab
Title:	Director

Date: 22 July 2016